UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Acquisition Statement for Securities Purchased
Pursuant to Section 13 of the 1934 Act

SCHEDULE 13G
17 C.F.R. § 240.13d-102

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Celator Pharmaceuticals, Inc.

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

15089R102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

_________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 15089R102	13G	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSONS Working Opportunity Fund (EVCC) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,378,445
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,378,445
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,378,445
10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           ☒
CERTAIN SHARES (See Instructions)
Reporting Person disclaims beneficial ownership of the 50,206 Common Shares held of record by GrowthWorks Access Fund Limited Partnership.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 15089R102	13G	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSONS GrowthWorks Access Fund Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 50,206
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 50,206
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,206
10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           ☒
CERTAIN SHARES (See Instructions)
Reporting Person disclaims beneficial ownership of the 1,378,445 Common Shares held of record by Working Opportunity Fund (EVCC) Ltd.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 15089R102	13G	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSONS GrowthWorks Capital Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,428,651
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,428,651
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,651
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 15089R102	13G	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSONS GrowthWorks Access GP I Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,428,651
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,428,651
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,651
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 15089R102	13G	Page 6 of 10 Pages

Item 1 (a).                      Name of Issuer:

Celator Pharmaceuticals, Inc.

Item 1 (b).                      Address of Issuer’s Principal Executive Offices:

200 Princeton South Corporate Center
Suite 180
Ewing, NJ 08628

Item 2 (a).                      Name of Persons Filing:

(1)           Working Opportunity Fund (EVCC) Ltd. (“WOF”);
(2)           GrowthWorks Access Fund Limited Partnership (“GWA”);
(3)           GrowthWorks Capital Ltd. (“GrowthWorks”); and
(4)           GrowthWorks Access GP I Ltd. (“GWA GP”).

The persons named in this Item 2(a) are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2 (b).                      Address or Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 2600-1055 W. Georgia Street, Vancouver, B.C., Canada V6E 3R5.

Item 2 (c).                      Citizenship:

(1)	WOF is a corporation organized under the laws of the Province of British Columbia;
(2)	GWA is a limited partnership organized under the laws of the Province of British Columbia;
(3)	GrowthWorks is a corporation organized under the laws of Canada;
(4)	GWA GP is a corporation organized under the laws of Canada.

Item 2 (d).                      Title of Class of Securities:

Common Shares, $0.001 par value

Item 2 (e).                      CUSIP Number:

15089R102

CUSIP No. 15089R102	13G	Page 7 of 10 Pages

Item 3.	If This Statement is Filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Filing Person is a: Not applicable.

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.                             Ownership:

(a)           Amount Beneficially Owned:

As of December 31, 2014, WOF was the record holder of 1,275,244 Common Shares and GWA was the record holder of 48,788 Common Shares. Additionally, as of December 31, 2014, WOF was the record holder of  warrants to purchase 103,201 Common Shares that were exercisable within 60 days of December 31, 2014 and GWA was the record holder of  warrants to purchase 1,418 Common Shares that were exercisable within 60 days of December 31, 2014.

(b)           Percent of Class:

(1)           WOF – 4.1%;
(2)           GWA – 0.1%;
(3)           GrowthWorks – 4.2%; and
(4)           GWA GP – 4.2%.

CUSIP No. 15089R102	13G	Page 8 of 10 Pages

(c)           Number of shares as to which such person has:

(i)           Sole power to vote or direct the vote:
0 shares for each Reporting Person.

(ii)           Shared power to vote or to direct the vote:
(1)           WOF – 1,378,445 shares;
(2)           GWA – 50,206 shares;
(3)           GrowthWorks – 1,428,651 shares; and
(4)           GWA GP – 1,428,651 shares.

(iii)         Sole power to dispose or to direct the disposition of:
0 shares for each Reporting Person.

(iv)         Shared power to dispose or to direct the disposition of:
(1)           WOF – 1,378,445 shares;
(2)           GWA – 50,206 shares;
(3)           GrowthWorks – 1,428,651 shares; and
(4)           GWA GP – 1,428,651 shares.

Item 5.                            Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, each Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.                            Ownership of More than Five Percent On Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.                            Identification and Classification of Members of the Group:

(1)           Working Opportunity Fund (EVCC) Ltd.;
(2)           GrowthWorks Access Fund Limited Partnership;
(3)           GrowthWorks Capital Ltd.; and
(4)           GrowthWorks Access GP I Ltd.

The Reporting Persons expressly disclaim membership in a “group”.

Item 9.                            Notice of Dissolution of Group:

Not applicable.

Item 10.                          Certification:

By signing below the signatories certify that, to the best of each of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. 15089R102	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:      February 13, 2015

WORKING OPPORTUNITY FUND (EVCC) LTD.
By its manager, GrowthWorks Capital Ltd.

By:   /s/ Pat Brady
Name: Pat Brady
Title:   Vice President, Investments

GROWTHWORKS ACCESS FUND LIMITED PARTNERSHIP
By its general partner, GrowthWorks Access GP I Ltd.

By:  /s/ Pat Brady
Name: Pat Brady
Title:   Vice President, Investments

GROWTHWORKS CAPITAL LTD.

By:  /s/ Tony Rautava
Name: Tony Rautava
Title:   Chief Compliance Officer

GROWTHWORKS ACCESS GP I LTD.

By:  /s/ Tony Rautava
Name: Tony Rautava
Title:   Chief Compliance Officer

CUSIP No. 15089R102	13G	Page 10 of 10 Pages

Exhibit

AGREEMENT

The undersigned hereby agree that only one statement containing the information required by this Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Celator Pharmaceuticals, Inc.

EXECUTED on this 13th day of February, 2015.

WORKING OPPORTUNITY FUND (EVCC) LTD.
By its manager, GrowthWorks Capital Ltd.

By:  /s/ Pat Brady
Name:  Pat Brady
Title:   Vice President, Investments

GROWTHWORKS ACCESS FUND LIMITED PARTNERSHIP
By its general partner, GrowthWorks Access GP I Ltd.

By:  /s/ Pat Brady
Name:  Pat Brady
Title:   Vice President, Investments

GROWTHWORKS CAPITAL LTD.

 By:  /s/ Tony Rautava
Name: Tony Rautava
Title:   Chief Compliance Officer

GROWTHWORKS ACCESS GP I LTD.

 By:  /s/ Tony Rautava
Name: Tony Rautava
Title:   Chief Compliance Officer